Exhibit 23.5

Consent of Independent Auditor

We consent to the use of our report dated June 14, 2016, with respect to the historical statement of revenues and certain direct operating expenses of The Estates on Maryland for the year ended December 31, 2015, and to the references to our firm under the heading “Experts” in the prospectus.

/s/ HA + W | Aprio, LLP f/k/a Habif, Arogeti & Wynne, LLP

Atlanta, Georgia

August 14, 2017